John D. Piller, Sr. Director, Associate General Counsel 8400 Andrew Carnegie Blvd. Charlotte, NC 28262 TIAA.org

April 5, 2022

VIA EDGAR TRANSMISSION

Michael Kosoff, Senior Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TIAA-CREF Life Separate Account VA-1 (“Registrant”)

TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Intelligent Variable Annuity

Form N-4 (File Nos. 333-145064 and 811-08963)

Dear Mr. Kosoff:

Pursuant to our call of March 4, 2022, related to the Registrant’s 485(a) filing dated January 11, 2022, Post-Effective Amendment No. 17 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 48 under the Investment Company Act of 1940 (“1940 Act”), set forth below are the comments discussed and our responses thereto, including attached Exhibits A and B.

In addition, the Key Information Table (“KIT”) and Fee Table (attached Exhibits A and B, respectively) show how the information will be reflected in the TIAA-CREF Life Intelligent Variable Annuity statutory prospectus. To the extent certain financial information is not currently available at the time of this response, the financial information is bracketed with estimated financials based on prior financial history.

We would greatly appreciate receipt of any feedback to our responses by early April 2022, in order to give us sufficient time to respond to any further questions by the Staff, should it be necessary, and to file the 485(b) in a timely manner.

Comment 1. Since an ISP was not filed, please note that if this contract is still available for sale and if you do not intend not use an ISP you are also not permitted to use the USP.

Response: We do not plan to use an ISP or USP for the TIAA Intelligent Variable Annuity contract this year.

Comment 2. In the KIT under Ongoing Fees and Expenses, under the Annual Base Contract Fee, please confirm the $25 Annual Maintenance Fee is reflected in the Annual Base Contract Minimum Fees of 0.10% and Maximum Fees of 0.70%.

Response: We confirm the $25 Annual Maintenance Fee is reflected in the calculation for both the Minimum and Maximum Annual Base Contract Fees, which is reflected in the KIT attached as Exhibit A.

Comment 3. In the KIT under Ongoing Fees and Expenses, it should show current fees under the Annual Base Contract Fee. Please explain supplementary why the table shows the current Maximum Annual Base Contract Fee of 0.70% instead of 0.50%.

Response: We confirm the current Maximum Annual Base Contract Fee is 0.50% and have modified the Table accordingly. This is reflected in the KIT attached as Exhibit A.

Comment 4. In the KIT under “Ongoing Fees and Expenses”, under Investment Options, please state the basis for the charge for the Investment Options

Response: We have added a footnote to the Investment Options in the Table, which reflects the basis for the Investment Options charge. This is reflected in the KIT attached as Exhibit A.

Comment 5. In the legend to the KIT under “Ongoing Fees and Expenses”, please consider removing the bolded language “which could add withdrawal charges that substantially increase costs” and the footnote, rather than include the bolded language and stating in the footnote that it does not apply.

Response: We deleted the referenced bolded language and footnote. This is reflected in the KIT attached as Exhibit A.

Comment 6. In the section under “Optional Benefits” in the KIT, please add a bullet stating that withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn. See, Instruction to Item 2. Key Information – Restrictions 4 (b).

Response: We added the additional bullet consistent with the language above under “Optional Benefits.” This is reflected in the KIT attached as Exhibit A.

In addition, we added a similar disclosure in the prospectus under the section “Transfers and Withdrawals” at the end of the paragraph under the sub-heading “Can I Transfer Among The Investment Options or Make Cash Withdrawals?” as follows:

“In addition, withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn.”

Comment 7. In the section under “Optional Benefits” in the KIT, in the middle column, please consider removing the fourth bullet related to the discussion of taxes, as it is not applicable to “Optional Benefits.”

Response: We have deleted the fourth bullet.

Comment 8. In the Fee and Expense Tables, as per Form N-4, please bold the introductory narrative language to each table.

Response: In the Fee and Expense Tables, we bolded the introductory narrative language to each table. This is reflected in the attached Exhibit B.

Comment 9. In the “Annual Contract Expenses” table, please either disclose the maximum Base Contract Expenses of 0.70% with the bands in a footnote or include a line item for each band in the Fee table itself.

Response: We have modified the “Annual Contract Expenses” table and added line items for each expense band range consistent with the comment above. This is reflected in attached Exhibit B.

Comment 10. The “Annual Contract Expenses” table should reflect the maximum fees. With respect to the “Base Contract Expense”, please explain why the stated minimum fee is 0.10% and not 0.30%.

Response: We modified the Annual Contract Expenses table consistent with the comment above to show the maximum “Base Contract Expenses” as 0.30% along with a footnote to reflect an Administrative Expense Charge expense waiver of 0.20%. The changes to Annual Contract Expenses table are reflected in attached Exhibit B.

Comment 11. The prospectus notes that the availability of Portfolios Companies may vary. Please include a statement in the introductory legend to the “Portfolio Appendix” in the statutory prospectus and the ISP, if applicable, that the availability of Portfolio Companies may vary by financial intermediary and explain how an investor can determine which Portfolio Companies are available to him or her.

Response: We have added in the introductory section of the legend to “Appendix A—Portfolios Available Under the Contract” language that is consistent with the comment above and is reflected as follows:

“The following is a list of the Portfolios available under the Contract. Each of the of the Portfolios listed is available to you as an investment option without a restriction, unless indicated otherwise below.”

We also revised the prospectus under the heading “Portfolios” consistent with the comment above and is disclosed as follows:

“The Portfolios available for investment under the Contract are described further below under “Appendix A—Portfolios Available Under The Contract”. Please note, that all of the Portfolios listed are available to you as an investment option without a restriction, unless indicated otherwise in Appendix A – Portfolios Available Under the Contract.”

Comment 12. Please note the Form N-4 requirement is to disclose material state variations. To the extent that material is different from significant, please be sure that any material variations are disclosed.

Response: We have revised the prospectus disclosure under the heading “Contract Variations” consistent with the comment above and is reflected as follows:

Contract Variations. There are no material state variations of the same Contract type from one state-specific contract to another state specific contract in terms of features, benefits and charges.

Comment 13. Under the section “Withdrawals to Pay Advisory Fees”, are these considered withdrawals for purposes of the GMDB? If so, please disclose the consequences in the GMDB section of the prospectus and in the Optional Benefits Table.

Response: Withdrawals to pay advisory fees are not considered withdrawals for purposes of the GMDB. We have also included the following disclosure in the prospectus under the heading “Guaranteed Minimum Death Benefit Option” consistent with this comment as follows:

“Please note that withdrawals to pay advisory fees are not considered withdrawals for the purpose of the GMDB benefit calculation, however, you should consult a tax advisor regarding the tax treatment of the payment of advisor fees from your Contract.”

In addition, we have included a similar disclosure to the GMDB in the Optional Benefits Table.

Comment 14. With respect to the prospectus section, “Transfers and Withdrawals” under the heading where “Withdrawals to Pay Advisory Fees” is referenced, please modify the following prospectus sections that references fees:

a. In the Kit, under “Ongoing Fees and Expenses” in the “Minimum and Maximum Annual Fee Table,” please modify the legend to state that the fees and expenses do not reflect any advisory fees-paid to financial intermediaries and, if such charges were reflected, the fees and expenses would be higher.

b. In the Kit, under “Ongoing Fees and Expenses” please modify the bullets in the columns for the Lowest Annual Costs and Highest Annual Costs to reflect there are no sales charges or advisory fees.

c. In the narrative preceding the Fee Table, please modify the legend to state that the fees and expenses do not reflect any advisory fees-paid to financial intermediaries from contract value or other assets of the contract owner and, if such charges were reflected, the fees and expenses would be higher.

d. In the narrative preceding the Expense Example, please modify the legend to state that the Example does not reflect any advisory fees-paid to financial intermediaries from contract value or other assets of the contractowner and, if such fees were reflected, costs would be higher.

Response: With respect to comments (a) through (d) above, we have modified each section of the KIT accordingly. These changes are reflected in the attached Exhibits A and B, respectively.

Comment 15. Under the section “Accumulation Unit Value” if advisory fees are deducted from contract value, then disclose that the deduction of advisory fees would result in the cancelation of accumulation units.

Response: Under the section “Accumulation Unit Value”, we have revised that section consistent with the comment above as follows:

“Please note, that if you make a withdrawal to pay advisory fees, the withdrawal will reduce the number of your accumulation units in proportion to the withdrawal.”

Comment 16. In the Fund Appendix, please identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and a provide a footnote stating that their annual expenses reflect temporary fee reductions. See instruction 4 to Item 17.

Response: In “Appendix A — Portfolios Available Under The Contract”, we intend to add a footnote to each Fund, to the extent the Fund has an expense reimbursement or fee waiver arrangement to their annual expenses, stating their annual expenses reflect a temporary fee reduction.

Comment 17. In the Statement of Additional Information (“SAI”), under the section “Registration Statement”, please make clear that all material rights and obligations under the Contract are disclosed in the prospectus.

Response: We have revised the SAI disclosure under the heading “Registration Statement” consistent with the comment above as follows:

“A registration statement has been filed with the Securities and Exchange Commission (“SEC”), under the 1933 Act, and all material rights and obligations with respect to the Contracts are disclosed in the prospectus.”

Comment 18. In Part C, under Item 34. Fee Representation, please amend the disclosure that it should be the depositor, TIAA CREF Life Insurance Company and not Teachers Insurance and Annuity Association of America.

Comment. We have amended the disclosure consistent with the comment above as follows:

“Item 34. Fee Representation. TIAA-CREF Life Insurance Company (“TIAA Life”) represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by TIAA Life.”

If you have any questions about our responses above, please do not hesitate to contact me at 704-988-5681.

Very truly yours,

/s/ John D. Piller, Sr.

John D. Piller, Sr.

Exhibit A

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

		FEES AND EXPENSES		Location in Prospectus

Charges for Early Withdrawals	None			Surrenders and Cash Withdrawals

Transaction Charges	None			Transfers and Withdrawals
Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. The fees and expenses do not reflect any advisory fees-paid to financial intermediaries and, if such charges were reflected, the fees and expenses would be higher. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.10%	0.50%	Charges
	Investment Options (Underlying Portfolio fees and expenses)[2]	[0.09%]	[1.33%]	Appendix A — Portfolios Available Under the Contract
	Optional benefits available for an additional charge (for single optional benefit, if elected)	0.10%[3]	0.10%[3]	Guaranteed Minimum Death Benefit Charge

[1] Deducted daily from your average Accumulation Value to equal the annual % shown.

[2] As a percentage of average daily net assets.

[3] A Guaranteed Minimum Death Benefit fee will be assessed against your Accumulation Value on an annual basis. It is the only optional benefit that charges a fee.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.
	Lowest Annual Cost: [$450]	Highest Annual Cost: [$2,151]

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Least expensive combination of underlying Portfolio fees and expenses

•  No optional benefits

•  No sales charges or advisory fees

•  No additional purchase payments, transfers or withdrawals

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Most expensive combination of optional benefits and underlying Portfolio fees and expenses

•  No sales charges or advisory fees

•  No additional purchase payments, transfers or withdrawals

		RISKS	Location in Prospectus
Risk of Loss	• You can lose money by investing in your Contract, including loss of principal.		Principal Risks Of Investing In The Contract
Not a Short-Term Investment

• The Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

• The benefits of a tax deferred product, adding premiums over time to the value your Contract and long-term income means the Contract is generally more beneficial to investors with a long-term horizon.

• If you make a withdrawal, it will reduce the value of your Contract and the amount of money you will receive when you annuitize.

Principal Risks Of Investing In The Contract

Risks Associated with Investment Options

• An investment in the Contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the Contract (e.g., underlying Portfolios).

• Each investment option has its own unique risks.

• You should review the investment options before making an investment decision.

Principal Risks Of Investing In The Contract
Insurance Company Risks

• An investment in the Contract is subject to risks related to TIAA, and any obligations, guarantees or benefits of the Contract are subject to TIAA’s claims-paying ability. More information about TIAA, including its financial strength ratings, is available upon request by visiting our website at: tiaa.org/public/.

Principal Risks Of Investing In The Contract
	RESTRICTIONS	Location in Prospectus
Investments

• Not all of the underlying Portfolios listed in this prospectus under “Appendix A — Portfolios Under the Contract”, may be available to you as an investment option.

• We have adopted policies and procedures to discourage market timing and frequent transaction activity and to limit certain transfer activity.

• We reserve the right to limit transfers and exchanges into or out of an investment account in circumstances of frequent activity.

• We reserve the right to add or close investment accounts, substitute another fund or other investment vehicles or combine investment accounts.

The Portfolios Transfer Policies Regarding Market Timing and Frequent Trading Transfer Policies Regarding Market Timing and Frequent Trading Changes to the Separate Account
Optional Benefits

• Certain optional benefits available under your Contract are subject to a minimum dollar amount.

• Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn.

• There are restrictions on the frequency of transactions within a certain time-period.

Transfers and Withdrawals Transfers and Withdrawals Transfer Policies Regarding Market Timing and Frequent Trading

	• We reserve the right terminate or restrict certain optional benefits under the Contract.	Transfers and Withdrawals
	TAXES	Location in Prospectus
Tax Implications

• You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

• Generally, you are not taxed until you make a withdrawal from the Contract. Withdrawals on your Contract will be subject to ordinary income tax and may be subject to tax penalties if taken before age 59 1⁄2.

• Premium taxes may apply.

Possible Adverse Tax Consequences Transfer Policies Premium Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation

• Your investment professional may receive compensation for selling this Contract to you, in the form of an additional cash benefit (e.g., a bonus). Accordingly, your investment professional may have a financial incentive to offer or recommend this Contract over another investment.

Conflicts Of Interest
Exchanges

• Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing contract.

Conflicts Of Interest

Exhibit B

Fee and Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering, or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract value between investment options. The fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the contractowner and, if such fees were reflected, the fees and expenses would be higher. State premium taxes may also be deducted.

Transaction Expenses

Charge
Sales Load Imposed on Purchases (as a percentage of premiums)	None
Deferred Sales Load (or Surrender Charge) (as a percentage of premiums or amount surrendered, as applicable)	None
Exchange Fee	None

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Portfolio fees and expenses).

If you elect to purchase the GMDB optional benefit, you will pay the additional charges, as shown below:

Annual Contract Expenses

	Charge Without a Fee or Expense Waiver[1]	Charge With a Fee or Expense Waiver[1,2]
Administrative Expenses (Annual Maintenance Fee)	$25	$0.00
Maximum Base Contract Expenses (as a percentage of average accumulation value)	0.70%	0.50%
Band 1 - Base Contract Expenses: If Accumulation Value is less than $100,000	0.70%	0.50%
Band 2 - Base Contract Expenses: If Accumulation Value is between $100,000 and $500,000	0.55%	0.35%
Band 3 - Base Contract Expenses: If Accumulation Value is greater than $500,000	0.45%	0.25%
Band 4 - Base Contract Expenses: After the first 10 years of the Contract	0.30%	0.10%
Optional Benefit Expenses (as a percentage of average account value)[3]	0.10%	N/A

1 The contractual Administrative Expense Charge, which is component of the Base Contract Expense, is 0.30%. It is subject to an expense waiver of 0.20%, which reduces the current Administrative Expense Charge to 0.10%.

2 The Annual Maintenance Fee will be waived if your Accumulation Value exceeds $25,000 on the anniversary date of your Contract or on the date of a full surrender of the Contract.

3 The GMDB is the only optional benefit that charges a fee, which is assessed against your Accumulation Value on an annual basis.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. A complete list of the Portfolios available under the Contract, including their annual expenses, may be found in this prospectus under: Appendix A—“Portfolios Available Under The Contract”.

Annual Portfolio Expenses

	Minimum	Maximum
Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees and other expenses (before fee waiver/expense reimbursements)	[0.09%]	[1.43%]
Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees and other expenses (after fee waiver/expense reimbursements*)	[0.09%]	[1.33%]

[*

Certain Portfolios, including the Portfolio with the maximum total annual Portfolio operating expenses (before fee waiver/expense reimbursements), are subject to an expense reimbursement arrangement between such Portfolio and the investment adviser, which is expected to continue until at least             , 20XX.]

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual Portfolio expenses.

The Examples assume that you invest $100,000 in the Contract for the time periods indicated. The First Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Portfolio Expenses and elected optional benefits for an additional charge1. The Second Example also assumes that your investment has a 5% return each year and assumes the least expensive combination of Annual Portfolio Expenses and no elected optional benefit. These Example do not reflect any advisory fees-paid to financial intermediaries from contract value or other assets of the contractowner and, if such fees were reflected, costs would be higher Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

Example 1: Maximum Expenses

Contract Value	1 Year	3 Years	5 Years	10 Years
If you surrender your Contract at the end of applicable time period	[$2,151]	[$6,639]	[$11,390]	[$24,518]
If you annuitize at the end of the applicable time period	[$2,151]	[$6,639]	[$11,390]	[$24,518]
If you do not take a total withdrawal of your Contract Value	[$2,151])	[$6,639]	[$11,390]	[$24,518]

1 The GMDB is the only optional benefit that charges a fee.

Example 2: Minimum Expenses

Contract Value	1 Year	3 Years	5 Years	10 Years
If you surrender your Contract at the end of applicable time period	[$450]	[$1,413]	[$2,465]	[$5,546]
If you annuitize at the end of the applicable time period	[$450]	[$1,413]	[$2,465]	[$5,546]
If you do not take a total withdrawal of your Contract Value	[$450]	[$1,413]	[$2,465]	[$5,546]